MERCER INTERNATIONAL INC.
Suite 2840, 650 West Georgia Street
Vancouver, British Columbia, Canada V6B 4N8

December 12, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Mercer International Inc. - Request for Withdrawal of Form S-3/A

Ladies and Gentlemen:

Mercer International Inc. hereby submits this letter to notify the Securities and Exchange Commission of an inadvertent EDGAR filing. On December 8, 2005, Mercer International Inc. filed with the SEC via EDGAR Post-Effective Amendment No. 1 to Form S-3 (file number 333-111118) on form type S-3/A (accession number 0001012410-05-000115), rather than as a post-effective amendment on form type POS AM, as indicated on the face of the filing. Pursuant to Rule 477 under the Securities Act of 1933, as amended, Mercer International Inc. hereby requests the withdrawal of the Form S-3/A. Mercer International Inc. intends to refile Post-Effective Amendment No. 1 to Form S-3 under form type POS AM later today to correct the error. No securities were sold under Post-Effective Amendment No. 1 to Form S-3.

Sincerely, MERCER INTERNATIONAL INC. By: /s/ David M. Gandossi Name: David M. Gandossi Title: Executive Vice-President, Chief Financial Officer and Secretary